March 25, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

       Re: Denali Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 20, 2025
           File No. 001-41351
Dear Lei Huang:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note that you are seeking to extend your termination date to December 11, 2025, a date which is 44 months from your initial public offering. We also note that you are listed on The Nasdaq Global Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to December 11,
       2025 does not comply with this rule, or advise, and to disclose the risks of your non-
       compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Global Market.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 25, 2025
Page 2

       Please contact Jason Drory at 202-551-8342 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Michael Blankenship, Esq.